Las Vegas Spaceport, Inc

Consolidated Financial Statements
December 31, 2022
(expressed in U.S. Dollars)

Dedicated CPA, LLC
Certified Public Accountant

May 19th, 2023

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Las Vegas Spaceport, Inc

We have audited the accompanying financial statements of Las Vegas Spaceport, Inc which comprise the consolidated balance sheet, the consolidated statements of operations and retained earnings and the cash flows as of December 31st, 2022 for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Las Vegas Spaceport, Inc as of December 31st, 2022 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Ruben Fernandez

Ruben Fernandez, CPA
7520 NW 5th St, Suite 103
Plantation, FL 33317
Telephone/Fax – 305-423-9993

Las Vegas Spaceport, Inc
Consolidated Balance Sheet
(U.S. GAAP)

December 31, 2022, U.S. Dollars

Assets	**2022**
Current Assets	
Cash and cash equivalents	0
Accounts receivable - Note 6	0
Prepaid expenses	0
Total Current Assets	0
Property and equipment - Note 3	0
Total Assets	**0**
Liabilities and Shareholder's Equity	
Liabilities	
Current Liabilities	
Accounts payable and accrued liabilities - Note 6 & 7	0
Dividends payable	0
Current income taxes payable	0
Total Current Liabilities	0
Long term debt	0
Total Liabilities	**0**
Shareholder's equity	
Additional Paid-in Capital	13,028
Retained earnings	(13,028)
Total shareholder's equity	**0**
Total liabilities and shareholder's equity	**0**

Commitments - Note 4

The accompanying notes are an integral part of these consolidated financial statements

Las Vegas Spaceport, Inc
Consolidated Statement of Operations and Retained Earnings
(U.S. GAAP)
December 31, 2022, U.S. Dollars

	2022
Sales earned - Note 6	0
Cost of sales earned - Note 6	0
Gross Profit	0
Selling, general, and administrative expense - Note 6	0
Income from Operations	0
Other income (expenses) - Start-up Costs	-13,028
Income before current year tax expense	-13,028
Income tax expense	0
Net income	-13,028
Retained earnings - Beginning of year	0
Dividends declared	0
Net income	-13,028
Retained earnings - End of year	-13,028

The accompanying notes are an integral part of these consolidated financial statements

Las Vegas Spaceport, Inc
Consolidated Statement of Cash Flows
(U.S. GAAP)
December 31, 2022, U.S. Dollars

	2022
Cash flows from operating activities	
Net Income	(13,028)
Adjustments to reconcile net Income to net cash provided by operations	
Depreciation of property and equipment	0
(Increase) decrease in accounts receivable	0
(Increase) decrease in other accrued assets	0
(Decrease) increase in accounts payable and other accrued liabilities	0
(Decrease) increase in current taxes payable	0
Net cash provided by operating activities	(13,028)
Cash flows from investing activities	
Purchase of property and equipment	0
Net cash provided by investing activities	
Cash flows from financing activities	
Additional Paid-in Capital	13,028
Net cash provided by financing activities	13,028
Net increase (decrease) in cash and cash equivalents	0
Cash at beginning of period	0
Cash and cash equivalents at end of year	0

The accompanying notes are an integral part of these consolidated financial statements

Las Vegas Spaceport, Inc

Notes to Financial Statements

December 31, 2022 (Expressed in U.S. Dollars)

1. NATURE OF OPERATIONS

Las Vegas Spaceport, Inc ("the corporation") is a Wyoming Corporation, formed with the purpose of developing a fully functional Space Port near the City of Las Vegas. The entity was formed in late 2022, hence very limited activity and information is available as of the issuance date of these financial statements. Plans include the raising of capital with the purpose of purchasing land for development as a space port within 45 minutes of Las Vegas and developing it henceforth.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, dependence on key individuals, and risks associated with changes in information technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting currency

These consolidated financial statements have been presented in U.S. dollars, the functional currency of the Company's operations.

Cash

Cash consists of cash held in U.S. checking accounts and petty cash.

Property and equipment

Property and equipment are recorded at historical cost. Depreciation is provided over the estimated useful lives of the assets using the following methods and annual rates

Description	Rate	Basis
Automobile	30%	Declining balance
Computer hardware	30%	Declining balance
Computer software	30%	Declining balance
Leasehold improvements	20%	Straight line over lease term
Office furniture and other	30%	Declining balance

Depreciation on additions in the year is computed at half the above stated rates.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is measured at the amount by which the asset's carrying value exceeds its fair value. Any impairment is included in earnings for the year.

Statements of Assets, Liabilities, and Equity Classification

A one-year time period is used as the basis for classifying all other current assets and liabilities.

Revenue Recognition

The company recognizes revenues under ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, *Revenue from Contracts with Customers*). As of the balance sheet date, operations had not begun, hence no revenue has been recognized.

Financial Instruments

The Company's financial instruments may consist of cash, accounts receivable, and accounts payable and accrued liabilities.

Financial instruments are initially recorded at fair value and subsequently measured at cost or amortized cost. Amortization is recorded on a straight-line basis

Financial assets are tested for impairment at the end of each reporting period when there are indications that the assets may be impaired. An impairment is recognized when the carrying amount of a financial instrument is greater than the amount that may be realized by selling the asset. A previously recognized impairment can be reserved in future years if indicators are no longer present.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Business tax credits are applied as a reduction to the current provision for federal income taxes using the flow-through method.

As of December 31, 2022, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through May 19th, 2023, which is the date the financial statements were available to be issued.

3.   PROPERTY AND EQUIPMENT

The Company holds no property or equipment as of the balance sheet date.

4.   COMMITMENTS

The Company had no short, medium, or long term commitments as of the balance sheet date.

5.   SHARE CAPITAL

Authorized
    160,000,000 Class "A" common voting shares

Issued

As of the balance sheet date, no common shares had been issued.

6.   RELATED PARTY TRANSACTIONS

The Company had no related party transactions for the calendar year ended December 31, 2022.

7.   GOVERNMENT REMITTANCES

The Company had no Government remittances for the calendar year ended December 31, 2022.

Uncertain tax position

The Company had no uncertain tax positions for the calendar year ended December 31, 2022.